CONSOL ENERGY INC.

1000 CONSOL Energy Drive

Canonsburg, PA 15317

(724) 485-4000

December 4, 2015

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONSOL Energy Inc.
Registration Statement on Form S-4
File No. 333-208140

Ladies and Gentlemen:

CONSOL Energy Inc., on its own behalf and on behalf of the other registrants of the above-captioned Registration Statement (the “Registrants”), hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 2:00 p.m., Washington, D.C. time, on December 9, 2015, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONSOL ENERGY INC.

By:	/s/ Stephen W. Johnson
Stephen W. Johnson
Executive Vice President and Chief Administrative Officer

cc:	David J. Miller (By Email)
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
David.Miller@lw.com